FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2014

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1	Translation of letter to the National Securities Commission dated December 10, 2014

TRANSLATION

Autonomous City of Buenos Aires, December 10, 2014

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: YPF S.A. and PETRONAS E&P ARGENTINA S.A. execute an agreement for the development of non-conventional hydrocarbons in the La Amarga Chica area in the Province of Neuquén.

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Rules.

In this regard and in furtherance of the information provided to the market through the related Relevant Information letters dated August 28, 2014 and December 5, 2014, in relation to the Agreement with the Province of Neuquén and Gas y Petróleo de Neuquén S.A. (“GyP”), YPF S.A. (“YPF”) and PETRONAS E&P ARGENTINA S.A. (“PEPASA”), an affiliate of PETRONAS E&P Overseas Ventures Sdn. Bhd (“PEPOV”) of Malaysia have executed, as of today, an Project Investment Agreement (the “Investment Agreement”) aiming to perform joint exploitation of unconventional hydrocarbons in the La Amarga Chica area in the province of Neuquén (see attached map).

The Parties have signed the following supplementary agreements to the Investment Agreement (the “Supplemental Agreements”): a) the Assignment Agreement for 50% of the concession for the La Amarga Chica area; b) a Joint Venture Agreement (JV); c) the Joint Operating Agreement (“Joint Operating Agreement”); d) the Guaranty Assignment Agreement; e) the Right of First Offer Agreement for the sale of crude oil and f) an Assignment Agreement for hydrocarbons export rights.

The Investment Agreement provides for the joint development of a shale oil pilot project (the “Pilot Plan”) in three annual phases with a total investment of US$550 million plus VAT, out of which PEPASA will provide US$475 million and YPF will provide US$75 million. YPF will assign 50% of the concession to PEPASA and be the operator of the area. The participation will be assigned as security in favor of YPF until PEPASA has complied with all its obligations under the Investment Agreement.

Additionally, PEPOV has executed a payment guaranty of certain of PEPASA’s financial obligations under the Project Investment Agreement.

TRANSLATION

The Pilot Plan will begin once conditions precedent for the effectiveness of the Investment Agreement and the Supplemental Agreements are fulfilled, which are to be met before March 31, 2015 and which relate primarily to the granting of the exploitation concession for the project area with a 35-year term by the Province of Neuquén and certain provisions with respect to the project’s tax structure, including promotional, tax and royalty commitments in accordance with Law No. 27,007 and the agreement executed with the Province of Neuquén as informed on December 5, 2014.

When full contributions to each of the annual phases of the Pilot Plan has been made, PEPASA will have the option to withdraw from the plan by transferring its participation in the concession and paying liabilities accrued prior to its withdrawal (without the right to 50% of the value of net production from wells drilled prior to the exercise of its right to withdraw).

After the parties’ total commitments have been met during the Pilot Plan, each party will be responsible for and contribute 50% of the work program and budget to develop the area as provided for by the Joint Operating Agreement.

The Investment Agreement provides that over the three phases of the Pilot Plan, the parties will complete a 3D seismic acquisition and processing program covering the entire concession area, drill 35 wells targeting the Vaca Muerta formation (including vertical and horizontal wells) and install facilities to transport the production from the area.

Yours faithfully,

Daniel González

Chief Financial Officer

YPF S.A.

TRANSLATION

Schedule I (Area Map)

TRANSLATION

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: December 10, 2014	By:	/s/ Daniel González
	Name:	Daniel González
	Title:	Chief Financial Officer